DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

FBL Financial Group, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, its Class A Common Stock, without par value.

The following description of our Class A Common Stock and other capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles of Incorporation”), our Restated Bylaws (the “Bylaws”) and the Iowa Business Corporation Act, Chapter 490 of the Code of Iowa, which define the rights of holders of our Class A Common Stock. Our Articles of Incorporation and Bylaws are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and are incorporated by reference herein.

Authorized Capital Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, without par value (“Preferred Stock”), 88,500,000 shares of Class A Common Stock, without par value (“Class A Common Stock”) and 1,500,000 shares of Class B Common Stock, without par value (“Class B Common Stock”). References herein to “Common Stock” include both the Class A Common Stock and the Class B Common Stock.

As of December 31, 2019, the Company had outstanding 5,000,000 shares of Preferred Stock designated as Series B Preferred Stock, 24,652,802 shares of Class A Common Stock and 11,413 shares of Class B Common Stock. The Iowa Farm Bureau Federation owns all of the outstanding Series B Preferred Stock, a majority of the outstanding Class A Common Stock and a majority of the outstanding Class B Common Stock. All of the outstanding Class B Common Stock is owned by Farm Bureau organizations.

Preferred Stock

The board of directors of the Company is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series may, if so determined by the board of directors, have full voting rights with the Common Stock (as in the case of the Series B Preferred Stock and the Class A Common Stock) or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the board of directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the rights of the holders of the Common Stock. The shares of any class or series of Preferred Stock need not be identical. The issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. Other than the shares of Series B Preferred Stock currently outstanding, the Company has no present plan to issue any additional Preferred Stock.

The holders of the Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the holders of the Common Stock of the Company, voting together with the holders of the Class A Common Stock as one voting group. Each share of Series B Preferred Stock is entitled to two votes (pursuant to an antidilutive adjustment in 1998), subject to further antidilution adjustment, so long as it is held by a Farm Bureau organization. The approval of an amendment to the Company’s Articles of Incorporation which would change the powers, preferences, or special rights of the Series B Preferred Stock would require the affirmative vote of a majority of the Class A Common Stock and the Series B Preferred Stock voting as a single voting group, the affirmative vote of a majority of the Class B Common Stock, and, if the change would adversely affect the shares of Series B Preferred

Stock, the affirmative vote of a majority of the Series B Preferred Stock, voting separately. All voting rights, except those established by law, of the Series B Preferred Stock terminate automatically with respect to any of such shares which cease to be beneficially owned, directly or indirectly, by a Farm Bureau organization.

The Series B Preferred Stock has a cumulative annual dividend of $0.03 per share, which is paid on the last business day of each calendar quarter, and it ranks senior to the Common Stock as to the payment of dividends. In the event of a liquidation of the Company, the holders of the Series B Preferred Stock are entitled to receive $0.60 per share plus accrued and unpaid dividends prior to any distribution to the holders of Common Stock.

Any shares of Series B Preferred Stock which cease to be beneficially owned, directly or indirectly, by a Farm Bureau organization may be redeemed at the option of the Company at a price of $0.60 per share plus accrued and unpaid dividends. Additionally, if less than ten percent (10%) of the Class A Common Stock is owned, directly or indirectly, by a Farm Bureau organization, any shares of Series B Preferred Stock may be redeemed at the option of the Company at a price of $0.60 per share plus accrued and unpaid dividends.

The holders of the Series B Preferred Stock have no preemptive or similar rights to subscribe for additional shares.

Common Stock

Holders of Common Stock are entitled to one vote for each share held of record. Unless the Articles of Incorporation or applicable law provides otherwise, a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group. The holders of the Class A Common Stock and the holders of the Series B Preferred Stock constitute a single voting group for most purposes. The holders of the Class B Common Stock also constitute a single voting group for most purposes. If a quorum exists, action on a matter by a voting group, other than the election of directors, is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation or applicable law require a greater number of affirmative votes. Directors are elected by a plurality of the votes by the voting group entitled to vote in the election of such directors at a meeting at which a quorum of such voting group is present. Thus, Class A directors are elected by a plurality vote of the Class A Common Stock and the Series B Preferred Stock voting together as a single voting group, and Class B directors are elected by a plurality vote of the Class B Common Stock. Holders of Common Stock are not entitled to cumulate their votes for the election of directors.

Holders of Class A Common Stock and Class B Common Stock are entitled to share ratably on a share for share basis with respect to dividends, when, as and if declared by the board of directors out of funds legally available therefor declared payable to holders of Common Stock, subject to the prior payment of all dividends accrued on Preferred Stock. The holders of Class A Common Stock and Class B Common Stock are entitled upon liquidation of the Company to share ratably on a share-for-share basis in the net assets available for distribution, subject to the prior rights of any Preferred Stock then outstanding.

All outstanding shares of Common Stock are fully paid and nonassessable. Shares of Common Stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares.

Holders of Class B Common Stock have the right to convert each share of Class B Common Stock into one share of Class A Common Stock. Additionally, unauthorized transfers of shares of Class B Common Stock result in the automatic conversion of such shares into shares of Class A Common Stock on a one for one basis. Various aspects of the ownership of the Class B Common Stock are governed by a Stockholders’ Agreement, as amended, among the holders of the Class B Common Stock, which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part and is incorporated by reference herein.

Certain Provisions of the Code of Iowa and the Company’s Articles of Incorporation and Bylaws

Certain provisions of the Code of Iowa and our Articles of Incorporation and Bylaws may have an antitakeover effect. The following discussion is a general summary of selected provisions that might be deemed to have a potential antitakeover effect. These provisions are in addition to the antitakeover effects inherent in the Iowa Farm Bureau Federation owning all of the outstanding Series B Preferred Stock, a majority of the outstanding Class A Common Stock and a majority of the outstanding Class B Common Stock, and in Farm Bureau organizations owning all of the outstanding Class B Common Stock. The description below is intended as a summary only and is qualified in its entirety by reference to Iowa law, the Articles of Incorporation and the Bylaws.

Iowa Business Combination Transactions. Under Section 490.1110 of the Iowa Business Corporation Act, certain “business combinations” between an Iowa corporation whose stock is publicly traded and an “interested shareholder” (as defined in the Iowa Business Corporation Act) are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless: (i) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction; or (iii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (which approval shall not be by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested shareholder.

Limitations on Acquisitions of Securities. Under the insurance laws of many states, including the State of Iowa, a change of control of an insurance holding company, such as the Company, requires the prior approval of applicable state insurance regulators.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide for advance notice requirements for shareholder proposals and nominations for directors.

Board Composition. Our Articles of Incorporation provide the number of Class A directors (elected by the holders of Class A Common Stock and Series B Preferred Stock, voting together as a single voting group) shall be not less than three (3) nor more than ten (10), the exact number to be set from time to time by resolution of the board of directors, and the number of Class B directors (elected by the holders of Class B Common Stock) shall be not less than five (5) nor more than seven (7), the exact number to be set from time to time by the terms of an agreement among the holders of Class B Common Stock. Currently there are four (4) Class A directorships and six (6) Class B directorships, although directorships are sometimes temporarily vacant following resignations from the board of directors. Therefore, the holders of Class A Common Stock and Series B Preferred Stock, voting together as a single voting group, elect a minority of the board of directors.

Exclusive Forum

The Company’s Bylaws contain an exclusive forum provision, which provides that unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Iowa Business Corporation Act or the Articles of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state court located within the State of Iowa or, if no state court located within the State of Iowa has jurisdiction, a federal court located within the State of Iowa.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is American Stock Transfer & Trust Company, LLC.

Exchange Listing

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “FFG”.